Exhibit 99.4

The following article from The Guardian was retweeted by Arrival’s Twitter account (@arrival) on November 18, 2020

UK electric vehicle maker Arrival to list on Nasdaq amid surging demand

Banbury-based firm to start mass production of electric buses and vans

Jasper Jolly

Wed 18 Nov 2020 10.45 EST Last modified on Wed 18 Nov 2020 13.16 EST

An Arrival bus and van. The manufacturer will raise $660m as it prepares for mass production of its first electric bus within a year, followed by its electric van by early 2022. Photograph: Arrival

Arrival, the UK-based electric van and bus startup, is to list on the Nasdaq stock exchange in New York, in a deal that is expected to value the company at more than £4bn.

The manufacturer, based in Banbury, Oxfordshire, will raise $660m (£498m) in cash as it prepares for mass production of its first electric bus within a year, followed by its electric van by early 2022.

The fundraising will be carried out via a merger with CIIG Merger Corp, a special purpose acquisition company (SPAC) run by Peter Cuneo, a former chief executive of the Marvel comics company. SPACs are also known as “blank cheque” companies as they are set up by investors specifically to find and buy another business.

Arrival has exploded on to the global automotive scene in the last two years – after previously running in secret – with a plan to use smaller, cheaper “microfactories” to produce electric vehicles using robots, instead of the production line model, pioneered by Henry Ford, to mass-produce cars.

Arrival, which now employs about 1,300 people mainly in the UK and the US, claims its van will be about the same price as comparable fossil fuel vans on the market, which cost about £35,000, and substantially cheaper than its electric van rivals. Vans will be 17% cheaper than diesel vans over their lifespan, a key factor for companies managing vehicle fleets, while total bus costs could halve, Arrival claims.

The listing announcement came on the same day that the UK government announced a ban on sales of cars with internal combustion engines after 2030 and hybrids after 2035, underlining the opportunity for promising electric vehicle manufacturers.

Avinash Rugoobur, Arrival’s chief strategy officer, said “we’re at an inflection point”, when the transition to electric vehicles will accelerate rapidly.

Rugoobur said Arrival would be generating cash by 2023, and would then add new microfactories at a rate of up to four a year.

He insisted the company would still be a British success story, despite listing in the US. The company’s headquarters and research and development will remain in the UK, in London and Banbury. However, it will establish production sites near to its markets around the world, including a previously announced factory in South Carolina in the US.

He also raised the prospect of Arrival moving into smaller passenger vehicles, with a focus at first on taxis, but with the possibility of cars for consumers as well.

“I don’t think there’s any limitation to the segments that we can eventually move into,” Rugoobur said.

The listing will also allow Arrival to capitalise on massive interest in electric vehicles from institutional and retail investors alike. An investment frenzy has propelled the US electric car pioneer Tesla to become the world’s largest carmaker by market value, worth more than $425bn, compared with Ford’s value of $35bn. The value of the electric lorry maker Nikola also surged during 2020, before it fell back after an alleged misselling scandal.

Arrival has already attracted hundreds of millions of pounds of investment, including from Korean carmakers Hyundai and Kia and investment manager BlackRock. About $400m of the latest fundraising will come from investors led by Fidelity, Wellington Management, BNP Paribas Asset Management and BlackRock.

In a sign of its rapid acceleration, previous deals valued Arrival at €3bn, compared with its $5.4bn expected valuation when it lists in New York.

The investment will be used to fund Arrival’s race to fill orders from customers that are now worth $1.2bn. UPS, the US delivery company, ordered 10,000 electric vans in January as part of its efforts to decarbonise its urban deliveries. Arrival also has letters of intent with other unnamed potential customers.

Arrival, which is headquartered in west London, was founded in 2014 by the Russian entrepreneur Denis Sverdlov, who sold telecoms firm and phonemaker Yota in 2013. Sverdlov will remain the company’s chief executive after the listing, with Cuneo becoming non-executive chairman.

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